1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

November 3, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.

Registration Statement on Form N-2

File Number: 333-274967

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comment provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on October 31, 2023 and November 1, 2023 relating to the Company’s registration statement on Form N-2 filed by the Company with the SEC on the October 13, 2023 (such registration statement being referred to herein as the “Registration Statement”).

For your convenience, the Staff’s comment is summarized in this letter, and the comment is followed by the response of the Company.

General Comments

1.	Comment: Please describe to us the policies and procedures that the Palmer Square BDC Advisor LLC (the “Investment Advisor”) has in place to manage any conflicts of interest that may arise, including information sharing between the Shared Employees (as defined in the Resource Sharing Agreement (the “RSA”) by and between the Investment Advisor and Palmer Square Capital Management LLC (“PSCM”)) and other PSCM employees in connection with the Services (as defined in the RSA) the Investment Advisor provides to the Company using the Investment Advisor’s parent company personnel that are Shared Employees under the RSA.

Response: Under the RSA, certain designated persons employed by PSCM, defined as Shared Employees in the RSA, are made available by PSCM to provide Services (as defined in the RSA) to the Investment Advisor. All the investment professionals of PSCM are Shared Employees, and all Shared Employees are investment professionals of PSCM. As a result, there is a 100% overlap of investment professionals at the PSCM-level and the Investment Advisor-level. In view of such overlap, the Company does not anticipate any conflicts of interest to arise, including with respect to information sharing and the offering of Services, between the Shared Employees on the one hand and PSCM’s investment professionals on the other hand. In addition, the Shared Employees and PSCM’s investment professionals are subject to an identical set of compliance policies and procedures (including relating to conflicts of interest) so there should not be gaps in the compliance oversight.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

Harry S. Pangas

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.

Jeffrey D. Fox, Palmer Square Capital BDC Inc.

Scott A. Betz, Palmer Square Capital BDC Inc.